June 28, 2011

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549

Attn:	Justin Dobbie
Legal Branch Chief

Re:	Azteca Acquisition Corporation
Registration Statement on Form S-1
Filed April 22, 2011, as amended
File No. 333-173687

Dear Sir:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Azteca Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m. EST on Wednesday, June 29, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between June 10, 2011 and the date hereof, 60 copies of the Preliminary Prospectus dated June 10, 2011 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
As Representative of the several
Underwriters

By:  Deutsche Bank Securities Inc.

By:	/s/ John Shaw
Name: John Shaw
Title: Director

By:	/s/ Tarun Mehta
Name: Tarun Mehta
Title: Managing Director